SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              PILLOWTEX CORPORATION
         ---------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   0007215011
         --------------------------------------------------------------
                                 (CUSIP Number)

                                PATRICK J. DOOLEY
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                            NEW YORK, N.Y. 10022-4616
                                 (212) 872-1000
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 19, 1997
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 12 Pages

CUSIP No. 0007215011                  13D                     Page 2 of 12 Pages

1        NAME OF PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO INVESTMENT FUND III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a)[x]
                           (b)[ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                           OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

                                            7        SOLE VOTING POWER
         NUMBER OF                                            2,469,500
         SHARES
         BENEFICIALLY                       8        SHARED VOTING POWER
         OWNED BY                                             2,708,333
         EACH
         REPORTING                          9        SOLE DISPOSITIVE POWER
         PERSON                                               2,469,500
         WITH
                                            10       SHARED DISPOSITIVE POWER
                                                              2,708,333

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,708,333

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.0%

14       TYPE OF PERSON REPORTING*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0007215011                  13D                     Page 3 of 12 Pages

1        NAME OF PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO OVERSEAS PARTNERS III, L.P.

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a) [x]
                           (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           DELAWARE

                                            7        SOLE VOTING POWER
         NUMBER OF                                            147,583
         SHARES
         BENEFICIALLY                       8        SHARED VOTING POWER
         OWNED BY                                             2,708,333
         EACH
         REPORTING                          9        SOLE DISPOSITIVE POWER
         PERSON                                               147,583
         WITH
                                            10       SHARED DISPOSITIVE POWER
                                                              2,708,333

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,708,333

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.0%

14       TYPE OF PERSON REPORTING*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0007215011                  13D                     Page 4 of 12 Pages

1        NAME OF PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO (U.K.) PARTNERS III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a) [x]
                           (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED KINGDOM

                                            7        SOLE VOTING POWER
         NUMBER OF                                            91,250
         SHARES
         BENEFICIALLY                       8        SHARED VOTING POWER
         OWNED BY                                             2,708,333
         EACH
         REPORTING                          9        SOLE DISPOSITIVE POWER
         PERSON                                               91,250
         WITH
                                            10       SHARED DISPOSITIVE POWER
                                                              2,708,333

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,708,333

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.0%

14       TYPE OF PERSON REPORTING*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0007215011                    13D                   Page 5 of 12 Pages

1        NAME OF PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO ADVISORS II, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a) [x]
                           (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

                                            7        SOLE VOTING POWER
         NUMBER OF                                            -0-
         SHARES
         BENEFICIALLY                       8        SHARED VOTING POWER
         OWNED BY                                             2,708,333
         EACH
         REPORTING                          9        SOLE DISPOSITIVE POWER
         PERSON                                               -0-
         WITH
                                            10       SHARED DISPOSITIVE POWER
                                                              2,708,333

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,708,333

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  16.0%

14       TYPE OF PERSON REPORTING*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              Page 6 of 12 Pages


ITEM 1.        SECURITY AND ISSUER.

               The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of Pillowtex Corporation, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4111 Mint Way, Dallas, Texas 75237.

ITEM 2.        IDENTITY AND BACKGROUND.

(a)-(c) and (f):
---------------

               This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), (2) Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners"), (3) Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK Partners" and, together with Fund III and Overseas Partners, the "Apollo Purchasers") and (4) Advisors (as defined below). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               Each of the Apollo Purchasers is principally engaged in the business of investment in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577. Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors"), is the managing general partner of each of the Apollo Purchasers. Advisors is principally engaged in the business of serving as managing general partner of the Apollo Purchasers.

               Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the business of serving as general partner to Advisors.

               Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of the Apollo Purchasers and manages their day-to-day operations.

               AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as general partner to Apollo Management.

               The respective addresses of the principal office of Advisors, Apollo Capital, Apollo Management and AIM are c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

               Apollo  Fund   Administration   II  LDC,  a  Cayman  Islands  LDC
("Administration"),  is the  administrative  general partner of each of Overseas

                                                              Page 7 of 12 Pages

Partners and UK Partners. Administration is principally engaged in the business of serving as administrative general partner of Overseas Partners and UK Partners.

               The principal place of business of Administration is Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

               Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK Partners. Management UK is principally engaged in the business of serving as resident general partner of UK Partners. The address of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

               Attached as Schedule I to this Schedule 13D, and incorporated by reference into this Item 2, is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e):
-----------

               None of the Reporting Persons, Apollo Capital, Apollo Management, AIM, Administration, Management UK nor, to the knowledge of the Reporting Persons, any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to the Stock Purchase Agreement (as defined below in Item 4), the total consideration paid by the Apollo Purchasers in connection with their purchase of the Preferred Shares (as defined below in Item 4) was $65,000,000. The acquisition of the Preferred Shares is described below in Item 4.

               The Apollo Purchasers obtained funds to make the purchase described herein through capital contributions from their investors.

ITEM 4.        PURPOSE OF TRANSACTION.

               The Apollo Purchasers entered into a Preferred Stock Purchase Agreement dated as of September 10, 1997 with the Issuer (the "Stock Purchase Agreement") to purchase 65,000 shares of Series A Redeemable Convertible Preferred Stock of the Issuer (the "Preferred Shares") for general investment purposes. The Apollo Purchasers retain the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to change their investment intent, formulate other purposes, plans or proposals regarding the securities, to the

                                                              Page 8 of 12 Pages

extent deemed advisable in light of general investment and trading policies of the Reporting Persons market conditions or other factors. In the event of a material change in the present plans of the Apollo Purchasers, the Reporting Persons will amend this Schedule 13D to reflect such change.

               Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The terms of the Stock Purchase Agreement are incorporated herein by reference. The foregoing description of the Stock Purchase Agreement is qualified in its entirety by the terms of such agreement.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b):
-----------

               Pursuant to the Stock Purchase Agreement, each of Fund III, Overseas Partners and UK Partners acquired 2,469,500, 147,583 and 91,250 Preferred Shares which are presently convertible into 14.6%, 0.9% and 0.5%, respectively, and 16.0% in the aggregate, of the outstanding Shares as of December 31, 1997, assuming the conversion of all of the Preferred Shares held for the accounts of the Apollo Purchasers. Each Apollo Purchaser, together with each other Reporting Person, may be deemed to have shared voting and dispositive power with respect to all Shares held for the accounts of the Apollo Purchasers.

               The number of Shares reported herein includes Shares in excess of the proportionate pecuniary interest, if any, of each Reporting Person in the Shares.

               Pursuant to the terms of the Statement of Resolution of the Preferred Shares, incorporated by reference in this Schedule 13D as Exhibit 2, each Preferred Share is convertible into such number of Shares as is determined by dividing (i) the sum of (A) $1,000 plus (B) any dividends accrued but unpaid, by (ii) $24 (defined as the "Conversion Price"). The Statement of Resolution provides that the Conversion Price is adjustable upon certain capital events of the Issuer (such as certain stock dividends, mergers and other specified events). The foregoing description of the Statement of Resolution is qualified in its entirety by the terms thereof.

               The statements in this Schedule 13D shall not be construed as an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person may be deemed the beneficial owner pursuant to the transactions contemplated herein.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)       Not applicable.

(e)       Not applicable.

                                                              Page 9 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -    Preferred Stock Purchase Agreement dated as of September 10, 1997 between  the Issuer and the Apollo  Purchasers  (filed as Exhibit
               10.2 to the Issuer's  Current Report on Form 8-K dated  September
               10, 1997 as amended by Amendment No. 1 thereto,  filed as Exhibit
               10.1 to the Issuer's  Current Report on Form 8-K dated  September
               21, 1997 ("Amendment No. 1")).

Exhibit 2 -    Form of the  Statement of  Resolution  for the  Preferred  Shares
               (filed as Exhibit B to Amendment No. 1).

                                                             Page 10 of 12 Pages

                                    SIGNATURE

tAfter reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that, in accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, this Schedule 13D may be filed jointly on behalf of each of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 6th day of January, 1998.

APOLLO INVESTMENT FUND III, L.P.

          By:  Apollo Advisors II, L.P.,
               its Managing General Partner

               By:  Apollo Capital Management II, Inc.,
                    its General Partner

               By:  /S/ MICHAEL D. WEINER
                    -----------------------------------
                    Name:     Michael D. Weiner
                    Title:    Vice President

APOLLO OVERSEAS PARTNERS III, L.P.

          By:  Apollo Advisors II, L.P.,
               its Managing General Partner

               By:  Apollo Capital Management II, Inc.,
                    its General Partner

               By:  /S/ MICHAEL D. WEINER
                    -----------------------------------
                    Name:     Michael D. Weiner
                    Title:    Vice President

APOLLO (U.K.) PARTNERS III, L.P.

          By:  Apollo Advisors II, L.P.,
               its Managing General Partner

               By:  Apollo Capital Management II, Inc.,
                    its General Partner

               By:  /S/ MICHAEL D. WEINER
                    -----------------------------------
                    Name:     Michael D. Weiner
                    Title:    Vice President

                                                             Page 11 of 12 Pages


APOLLO ADVISORS II, L.P.

          By:  Apollo Capital Management II, Inc.,
               its Managing General Partner

               By:  /S/ MICHAEL D. WEINER
                    -----------------------------------
                    Name:     Michael D. Weiner
                    Title:    Vice President

                                                             Page 12 of 12 Pages

                                   SCHEDULE I

               The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors, Apollo Capital, Apollo Management, AIM, Administration and Management UK. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule I relates. Except as otherwise indicated in this Schedule I or in the Schedule 13D to which this
Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

               The principal business of Advisors is to provide advice regarding investments by, and serving as general partner to, the Apollo Purchasers, and the principal business of Apollo Capital is that of serving as general partner of Advisors. The principal business of Apollo Management is to serve as the manager of the Apollo Purchasers. The principal business of AIM is to serve as general partner to Apollo Management.

               The directors of each of Apollo Capital and AIM are Leon D. Black and John J. Hannan, each of whom are also limited partners of Advisors and Apollo Management. Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

               Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Leon D. Black is the beneficial owner of the stock of Administration.